SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. 1 )
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

FUND.COM INC.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
360769301
(CUSIP Number)
May 28, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 360769301

1	NAME OF REPORTING PERSONS Richard Jordan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12	TYPE OF REPORTING PERSON IN

*
The percentage is based on outstanding shares reported by the receiver as owned by Cede & Co. in the Motion to Disallow filed with the Delaware Court of Chancery on August 8, 2018 and the subsequent order equitably disallowing all other shares.

CUSIP No. 360769301

1	NAME OF REPORTING PERSONS Deidre Jordan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12	TYPE OF REPORTING PERSON IN

*
The percentage is based on outstanding shares reported by the receiver as owned by Cede & Co. in the Motion to Disallow filed with the Delaware Court of Chancery on August 8, 2018 and the subsequent order equitably disallowing all other shares.

SCHEDULE 13G

This (this “Schedule 13G”) relates to shares of Common Shares, no par value (the “Common Stock”), of MMA Capital Holdings, Inc., (the “Issuer”), and is being filed on behalf of Venator Management LLC (“Venator”), a Pennsylvania limited liability company, as the investment manager to certain managed accounts, and Constantine Mamakos, as the manager of Venator (“Reporting Persons”).  All shares of Common Stock are held by managed accounts.

Item 1(a)	Name of Issuer.
FUND.COM INC. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
767 Third Avenue, 25th Floor
New York, NY 10017

Item 2(a)	Name of Person Filing.
Richard Jordan
Deidre Jordan

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
The address of the Reporting Persons is:
6511 NE 20th Terrace
Fort Lauderdale, FL 33308

Item 2(c)	Citizenship or Place of Organization.
Richard Jordan- United States
Deidre Jordan- United States

Item 2(d)	Title of Class of Securities.
Common Shares, no par value

Item 2(e)	CUSIP Number.
360769301

Item 3	Reporting Person.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

As of May 28, 2021, each of the Reporting Persons may be deemed the beneficial owners of 0% of the outstanding shares of Common Shares, no par value.
(a)	Amount Beneficially Owned***
Richard Jordan – 0 shares
Deidre Jordan – 0 shares

(b)	Percent of Class

Richard Jordan - 0%
Deidre Jordan - 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Richard Jordan – 0 shares
Deidre Jordan – 0 shares

(ii)	sole power to vote or to direct the vote

Richard Jordan - 0 shares
Deidre Jordan - 0 shares

(iii)	sole power to dispose or to direct the disposition of

Richard Jordan – 0 shares
Deidre Jordan - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Richard Jordan - 0 shares
Deidre Jordan - 0 shares

Item 5	Ownership of Five Percent or Less of a Class.

The reporting person has ceased to the be the beneficial owner of more than 5% of the class of securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 28, 2021

/s/ Richard Jordan
Richard Jordan

/s/ Deidre Jordan
Deidre Jordan

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of May 28, 2021, by and among Richard and Deidre Jordan.

Exhibit 99.1
JOINT FILING AGREEMENT
This Joint Filing Agreement, dated as of May 28, 2021, is by and among Richard Jordan and Deidre Jordan (collectively, the “Filers”).
Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of FUND.COM Inc beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.
Executed and delivered as of the date first above written.

/s/ Richard Jordan
Richard Jordan

/s/ Deidre Jordan
Deidre Jordan